

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 3, 2012

Via U.S. Mail
Mr. Vincent Simonelli
Chief Executive Officer
Dream Homes Limited
314 Route 9
Forked River, NJ 08731

> **Re:** **Dream Homes Limited**
> **Pre-effective Amendments 4 and 5 to Registration Statement on Form S-1**
> **Filed April 27, 2012**
> **File No. 333-176258**

Dear Mr. Simonelli:

We reviewed the filings and have the comments below.

Risk Factors, page 8

1. Revised disclosure under "Properties" on page 22 indicates that contracts for the purchase or joint venture of two real estate development projects have expired, the sellers are under no obligation to extend the contracts, and Dream Homes is at risk that some or all of its work and money may be forfeited. Provide a discrete risk factor that addresses the contracts' expiration and the consequences for Dream Homes and makes clear to which two real estate development projects the expired contracts relate. Similarly, expand MD&A to address the contracts' expiration and the consequences for Dream Homes, and revise the disclosures under "Liquidity and Capital Resources" to remove the inferences that the sellers are under an obligation to extend the contracts.

2. Refer to comment 10 in our April 16, 2012 letter. As requested previously, provide the basis for the statement "We believe that private borrowings will become available to fund some of the acquisition-related capital needs, specifically including land purchases."

Use of Proceeds, page 17

3. Refer to comment 6 in our April 16, 2012 letter. As requested previously, include repayment of the indebtedness in the use of proceeds table.

Description of Business, page 20

4. Refer to comment 14 in our April 16, 2012 letter. We await receipt of copies of the third party source material for information included in the registration statement which is marked clearly to highlight the portion or section that contains this information and is cross referenced to the appropriate location in the registration statement.

Our Trading Symbol, page 39

5. Refer to comment 30 in our April 16, 2012 letter. Revised disclosure that there were 15,252,000 shares of common stock outstanding as of December 31, 2011 is inconsistent with disclosures elsewhere in the registration statement that there were 15,252,010 shares of common stock outstanding as of December 31, 2011. Please reconcile the disclosures.

Recent Sales of Unregistered Securities, page 55

6. Refer to comment 32 in our April 16, 2012 letter. Specify the number of accredited investors who purchased shares as of April 30, 2008. Further, the revised disclosure relating to the issuance as of September 30, 2010 is unclear. Please revise.

Exhibit Index

7. Refer to comments 36 and 38 in our April 16, 2012 letter. Exhibit 10.6 has not been filed as an exhibit to the registration statement. As requested previously, file exhibit 10.6.

8. The exhibit index lists the consent of Dream Homes' independent public accounting firm as exhibit 23.1, but the consent is tagged as exhibit 23.2 on the EDGAR system. Please revise.

Exhibit 5.1

9. Refer to comment 40 in our April 16, 2012. As requested previously, revise the opinion to include counsel's consent to being named in the registration statement.

Exhibits 10.1 and 10.1A

10. Refer to comment 41 in our April 16, 2012 letter. Refile exhibit 10.1 and include in it the signature page that was filed as exhibit 10.1A.

Closing

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may direct questions Tracey L. McKoy at (202) 551-3772 or Alfred P. Pavot, Jr. at (202) 551-3738 on the financial statements and related matters. You may direct any other questions to Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via Facsimile
        Christopher H. Dieterich, Esq.
        Dieterich & Mazarei, LP
        11835 West Olympic Boulevard, Suite 1235E
        Los Angeles, CA 90064